Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus announces review of strategic options for Joslyn oil sands interest

     TSX: ERF.UN
     NYSE: ERF

     CALGARY, March 25 /CNW/ - Enerplus Resources Fund ("Enerplus") today announced that it is commencing a review of strategic options regarding its
15% working interest in the Joslyn oil sands lease ("Joslyn"). Joslyn is located in the Athabasca oil sands fairway in northeastern Alberta and consists of both mining and steam assisted gravity drainage ("SAGD")
development projects.
     Enerplus' oil sands portfolio is comprised of three principal investments: a 100% working interest in the operated Kirby SAGD project
("Kirby"); a 15% non-operated working interest in the Joslyn mining and SAGD project; and a 12% equity investment in Laricina Energy Ltd., ("Laricina") a private oil sands company pursuing SAGD projects.
     A strategic review of Enerplus' portfolio of oil sands and conventional projects has resulted in the decision to consider options to rebalance the portfolio. Enerplus' low risk, distribution-oriented business model necessitates a portfolio of assets that provide near-term cash flow, future growth potential and an appropriate balance of commodities. Managing the future capital requirements of the portfolio while maintaining financial flexibility is critical to the long-term success of Enerplus. While Enerplus believes that both Joslyn and Kirby provide attractive long-term potential, the operated nature of the Kirby project provides enhanced control over the timing and nature of our capital spending profile. In addition, there are more
SAGD opportunities within Canada for future growth and SAGD is better suited to Enerplus' technical competencies and business model.
     Enerplus first acquired a 16% working interest in Joslyn from Deer Creek
Energy Ltd. ("Deer Creek") in 2002. Deer Creek was subsequently acquired by
Total E&P Canada in September 2005. In early 2006, Enerplus sold a 1% interest in Joslyn to Laricina for a common equity interest.
     Enerplus acquired Kirby in early 2007 and is currently focusing its efforts on the staged development of the lease which Enerplus believes has the potential to produce 30,000 - 40,000 barrels of bitumen per day. Preliminary internal assessments of the winter delineation program are positive. A total of 55 delineation wells and 3 water source and disposal wells were drilled. As a result, Enerplus expects positive revisions to the existing estimates of contingent resources later this year.
     Should the strategic review result in a decision to sell all or a portion of Joslyn, sale proceeds would initially be used to reduce Enerplus' current bank debt. Given the Fund's conservative balance sheet, such sale proceeds would reinforce Enerplus' borrowing capacity, enhance its ability to fund future capital spending and acquisition activity, and minimize future equity dilution.
     Enerplus has retained RBC Capital Markets to act as its exclusive financial advisor and assist in the strategic review.

     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund

     FORWARD-LOOKING INFORMATION AND STATEMENTS

     This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective",
"ongoing", "may", "will", "project", "should", "believe", "plans", "intends",
"strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: the strategic review and potential disposition of the Fund's Joslyn oil sands resources; the estimated volumes of certain of the
Fund's oil and gas reserves and resources and future revisions to those estimates; future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures, including with respect to the development of the Kirby and Joslyn leases and future SAGD opportunities; future acquisitions and dispositions; and the use of proceeds from the potential disposition of the Joslyn interest. .
     The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumptions of the Fund including, without limitation: the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of the Fund's reserve and resource volumes; certain commodity price and other cost assumptions; and the continued
availability of adequate debt and equity financing and cash flow to fund its plans expenditures. The Fund believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
     The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices;
changes in development plans the Fund or by third party operators of the
Fund's properties, including the operator of the Joslyn oil sands project; the potential that the strategic review or disposition of the Joslyn assets will not produce the results desired by Enerplus; increased debt levels or debt service requirements; inaccurate estimation of the Fund's and Focus' oil and gas reserve and resource volumes; and certain other risks detailed from time to time in the Fund's public disclosure documents (including, without limitation, those risks identified in this news release and in the Fund's
Annual Information Form).
     The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of the Fund or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

     %CIK: 0001126874

     /For further information: Investor Relations at 1-800-319-6462 or email
investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 06:00e 25-MAR-08